Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com
November 29, 2006
VIA EDGAR AND HAND DELIVERY
Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549-7010

Re:	US BioEnergy Corporation- Registration Statement on Form S-1 (File No. 333-136279)
Dear Mr. Kelly:
     We are writing on behalf of our client, US BioEnergy Corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 28, 2006 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on August 3, 2006, as amended on September 20, 2006 by Amendment No. 1 to the Registration Statement, as amended on September 26, 2006 by Amendment No. 2 to the Registration Statement, as amended on October 27, 2006 by Amendment No. 3 to the Registration Statement, as amended on November 9, 2006 by Amendment No. 4 to the Registration Statement, as amended on November 14, 2006 by Amendment No. 5, as amended on November 27, 2006 by Amendment No. 6 (the “Registration Statement”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.
Note 10. Stock-based Compensation and Payments, page F-18
1.	Provide us the following information for equity related securities issued within the last 12 months of the date of this letter, including any common stock, warrants and/or options. Provide a schedule which reflects in chronological order:

Securities and Exchange Commission
November 29, 2006

•	the type of security,

•	date of grant/issuance,

•	optionee/investor,

•	relationship with optionee/investor,

•	number of securities issued or granted,

•	exercise or purchase price,

•	fair value of the underlying shares of common stock, and

•	whether the security was issued in connection with an employment agreement, marketing agreement, strategic relationship, etc.
Explain to us the objective evidence and analysis that support your determination of the fair value at each date. Tell us how you have considered the accounting and disclosure guidance in the AICPA Practice Aid on the “Valuation of Privately Issued Equity Securities Issued as Compensation.”
Response: Supplemental materials have been provided to Melissa N. Rocha, Staff Accountant, under separate cover, dated November 28, 2006. The Company has requested the return of these materials in accordance with Rule 418(b) under the Securities Act of 1933.
     The Company has considered the accounting and disclosure guidance in the above referenced AICPA Practice Aid and determined that no additional disclosure is required in the Registration Statement. In making this determination, the Company considered the limited disclosure recommended by the Practice Aid in light of the fact that (i) the exercise price of all stock option grants made by the Company during the last twelve months were at fair value determined contemporaneously with the applicable grant and (ii) such fair value was either (A) the value determined by an independent valuation consultant or (B) the same stock value used in substantially contemporaneous stock sales by the Company (for cash or in connection with acquisition transactions) to unaffiliated parties. The Company determined that this limited additional disclosure would not be material to investors due to existing disclosure in the Registration Statement, including (1) the tabular disclosure of significant milestones in the Company’s history on page 4, (2) the Company’s discussion of its adoption of SFAS No. 123R “Share-Based Payment” on page 74 (including the related discussion of the use of estimates in connection with the application of that accounting standard) and (3) the existing footnote disclosure in the Company’s financial statements related to equity compensation on page F-37 (including the disclosure of the aggregate intrinsic value as of September 30, 2006, particularly in view of the modest difference, taking into account typical liquidity discounts and other factors associated with the Company’s status as a

Securities and Exchange Commission
November 29, 2006

private company on September 30, 2006, between the range of $15.00 to $17.00 per share as reflected in Amendment No. 6 to the Registration Statement and the $12.04 price per share valuation as of September 30, 2006 used for such footnote disclosure).
2.	Explain the reasons for differences in fair value at the grant or issue dates and the estimated IPO price range at the date of filing, if any. Tell us the nature of significant events that occurred during each of the grant and issue periods and what consideration you have given to these events in determining the value of the securities issued. Quantify the impact of the events on the fair value of the Company between the dates of the grants or issuances and the initial filing of the registration statement.
Response: As disclosed in the Registration Statement on page 4, during the last twelve months the Company has achieved a number of significant milestones, including increasing its ethanol production capacity from zero to 250 million gallons per year. As reflected in the supplemental materials, the most recent equity awards made by the Company occurred in May 2006 at a per share price (split adjusted) of $12.04. The Company believes that the difference between this value and the two other values at which grants were made by the Company during the last 12 months, on the one hand, and the estimated IPO price range of $15.00 to $17.00 per share as reflected in Amendment No. 6 to the Registration Statement filed on November 27, 2006, on the other hand, is primarily attributable to the significant expansion of the Company’s ethanol production capacity and its continued progress with respect to additional ethanol production capacity under construction, in development or under evaluation.
3.	For each equity transaction that consisted of a sale of stock for cash, please specifically identify the investor(s) involved, and discuss their relationship with you or your affiliates. Explain why you believe these transactions represent arm’s length transactions for which you can establish a fair value.
Response: Supplemental materials have been provided to Melissa N. Rocha, Staff Accountant, under separate cover, dated November 28, 2006. The Company has requested the return of these materials in accordance with Rule 418(b) under the Securities Act of 1933.
     As reflected in the supplemental materials, the Company sold stock for cash on two separate occasions during the last twelve months. The Company believes these transactions were arm’s length transactions for which a fair value can be established, because with respect to one transaction, the sale was only made to an unaffiliated third party, and with respect to the other transaction, the sale was made at the same stock value used for a contemporaneous acquisition transaction with an unaffiliated third party.
Exhibits 1.1, 4.4, 5.1. 10.30, 10.31, 10.32, and 23.4
4.	We note that you intend to file by amendment these exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to

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November 29, 2006

review the exhibits before requesting acceleration of the registration statement’s effectiveness.
Response: The Company will undertake to file all exhibits that have yet to be filed as soon as practicable. The Company acknowledges that the Staff will require sufficient time to review the exhibits once filed.
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Securities and Exchange Commission
November 29, 2006

     Please do not hesitate to contact the undersigned (312-407-0816) or Richard C. Witzel, Jr. (312-407-0784) with any questions or further comments you may have.

Very truly yours,

/s/ Brian W. Duwe

Brian W. Duwe

Attachments

cc:	Melissa N. Rocha
(Securities and Exchange Commission)
Alfred P. Pavot, Jr.
(Securities and Exchange Commission)
Pamela A. Long
(Securities and Exchange Commission)
Greg S. Schlicht
(US BioEnergy Corporation)
Paul L. Choi
(Sidley Austin LLP)